Exhibit 99.3

CORPBANCA ANNOUNCES SECOND QUARTER 2009 RESULTS

Santiago, Chile, August 5, 2009 - CORPBANCA (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services, today announced its financial results for the second quarter ended June 30, 2009. This report is based on unaudited consolidated financial statements and prepared in accordance with Chilean generally accepted accounting principles. Solely for the convenience of the reader, U.S. dollar amounts in this report have been translated from Chilean nominal pesos at our June 30, 2009 exchange rate of Ch$533.88 per U.S. dollar.

Management’s Discussion and Analysis

I) Application of International Financial Reporting Standards (IFRS)

Beginning January 2008, Chilean Banks changed the presentation format of the financial statements which involve the reclassification of certain balance sheet and income statement accounts as required by the Superintendency of Banks and Financial Institutions (SBIF). These changes have been made as the first steps towards convergence to International Financial Reporting Standards (IFRS). See first quarter 2009 earnings release for an explanation of these reclassifications.

Beginning January 2009, Chilean Banks began applying certain regulations required under IFRS. The main changes in accounting criteria, that affected Corpbanca and its subsidiaries, are summarized below:

a.	Effective interest rate. Beginning January 1, 2009, we accrue interest on loans at their effective interest rate, which includes direct and incremental loan origination costs.

b.	Impaired loan portfolio. We incorporated the concept “Impaired Portfolio” beginning January 1, 2009, which consists of loans for which there is concrete evidence that the debtor will be unable to fulfil any part of his obligations in accordance with agreed-upon payment conditions, with little possibility of recovering the amounts owed by exercising guarantees, using legal collections or renegotiating conditions.

Within this context, the bank will keep these loans within the impaired loan portfolio until payment capacity or behaviour has returned to normal: However, the bank will continue to charge-off individual loans that comply with the conditions in letter d. Loan Charge-offs.

c.	Suspension of revenue recognition on accrual basis. Until December 31, 2008, revenue from interest and indexation was recognized on an accrual basis until the following circumstances:

1.	Beginning on the date on which a loan, a portion of a loan or an instalment reached 90 days past due and during the time all past due amounts went unpaid or were being renegotiated.

2.	For all loans classified in categories D1 and D2, beginning on the date of such classification and until they were reclassified to a risk category less than C4.

3.	For all loans classified as category C4 for more than one year, beginning at the one-year mark and until they are classified in a lower risk category.

Beginning January 1, 2009, revenue is no longer recognized on an accrual basis for loans included in the impaired portfolio that meet the following conditions:

Interest is suspended when:
Individually Evaluated: Borrowers classified in categories D1 and D2	By being classified in these categories.

Individually Evaluated: Borrowers classified in categories C3 and C4	When classified for three months as “impaired loans”.

Globally Evaluated: Borrowers with guarantees less than 80%.	When the loan or one of the instalments has been past-due for more than 6 months

d.	Loan Charge-offs. Until December 31, 2008, the term during which loan and accounts receivable instalments that were past due or in default had to be charged-off, as dictated by the SBIF, began once the instalment entered the past-due portfolio. The past-due portfolio included loans or loan instalments with principal or interest payments more than 90 days past due.

Beginning January 1, 2009, loans and accounts receivable are charged-off for instalments that are past due, in default and outstanding, and the term begins at the moment of default, i.e. when the default time of an instalment or a portion of a loan reaches the write-off term detailed as follows:

Type of Loan	Term
Consumer loan with or without collateral	6 months
Other operations without collateral	24 months
Commercial loans with collateral	36 months
Home mortgage loans	48 months
Consumer leasing	6 months
Other non-real estate leasing operations	12 months
Real estate leasing (commercial y home)	36 months

The term corresponds to the time elapsed since the date on which payment of all or part of the obligation in default became due.

e.	Fixed Assets. Until fiscal year 2008, fixed assets were valued at price-level restated cost, net of accumulated depreciation. Beginning this fiscal year, fixed assets are valued at historic cost or at the value determined in the last appraisal required by regulators, with price-level restatement applied until December 31, 2007. In the case of certain real estate, and in accordance with the SBIF’s compendium of standards, the bank recorded the independently-appraised fair value of these assets as their cost.

f.	Intangible Assets. Until fiscal year 2008, computer software was valued at price-level restated cost, net of accumulated amortization. Beginning this fiscal year, intangible assets are valued at historic cost, with price-level restatement applied until December 31, 2007. For its main operating system software, Integrated Banking System, the bank recorded its fair value, after reviewing its remaining years of useful life based on a report issued by independent consultants, as its cost.

g.	Investments in Companies. Investments in companies in which the bank does not exercise significant influence, with less than 20% ownership, have been recorded at historic cost with price-level restatement applied until December 31, 2007, recognizing dividends when received.

h.	Other Assets. In applying the SBIF’s Compendium of Accounting Standards and IFRS, certain deferrable expenses are no longer in effect and have been adjusted to equity for the initial application of the new standards.

i.	Price-level Restatement. Until December 31, 2008, capital, reserves, retained earnings, fixed assets and other non-monetary balances were updated based on variations in the Consumer Price Index (CPI).

Beginning January 1, 2009, price-level restatement was eliminated as Chile’s economy is not considered to be hyperinflationary, in accordance with International Accounting Standard No. 29 (IAS 29). Any price-level restatement applied prior to December 31, 2007, the date of transition to the new standards, was not reversed and in accordance with standards required by law, price-level restatement applied to paid-in capital and reserves during 2008 was not reversed.

II) Financial Performance Review

Net income for the second quarter in 2009 was Ch$20.9 billion, above our first quarter 2009 results of Ch$13.7 billion. Our total operating revenues reached Ch$71.1 billion, in line with the prior quarter, and our provisions for loan losses decreased by 47.5%.

Our condensed statement of income for the three-month periods ending March 31 and June 30, 2009, expressed in millions of Chilean nominal pesos, is as follows:

	For the three month period ended,
	Mar-09	Jun-09	Change
Net interest revenue	28,442	53,222	24,780
Fees and income from services, net	9,335	12,042	2,707
Treasury business	33,063	4,629	(28,434)
Other revenue	1,640	1,165	(475)
Total operating revenue	72,480	71,058	(1,422)
Provision for loan losses	(25,164)	(13,204)	11,960
Operating expenses	(31,189)	(32,848)	(1,659)
Income attributable to investments in other companies	96	19	(77)
Net gain (loss) from price-level restatement	—	—	—
Net income before taxes	16,223	25,025	8,802
Income taxes	(2,489)	(4,165)	(1,676)
Net income	13,734	20,860	7,126

Net interest revenues

Net interest revenues increased quarter-on-quarter by Ch$24.7 billion or 87.1%. This was mainly due to lower interest revenues received during the first quarter from our inflation indexed loan portfolio (inflation was -2.3% and 0% during the first and second quarter of 2009). Our asset and liabilities structure is long in inflation indexed assets, allowing us to benefit during inflationary periods.

Fees and income from services

The following table is a summary of our fees and income from services for the three-month periods ended March 31 and June 30, 2009, expressed in millions of Chilean nominal pesos:

	For the three month period ended,
	Mar-09	Jun-09	Change
Bank*	5,970	7,345	1,375
Mutual Fund Management and Securities Brokerage Services	1,290	2,142	852
Insurance Brokerage	1,272	2,027	755
Financial Advisory Services	594	272	(322)
Legal Advisory Services	209	256	47
Total	9,335	12,042	2,707

(*)	Includes consolidation adjustments

Net fees and income from services for the quarter ended June 30, 2009 increased by $2.7 billion when compared to the prior quarter.

The rise in fee revenues from banking operations during the second quarter versus the prior quarter was mainly related to prepaid loans, lines of credit and foreign trade fees generated by our Companies and Large Companies and Corporate divisions. Our Companies Division provides services to businesses with annual sales of less than US$30 million in Santiago and no set limit throughout the rest of Chile while our Large Companies and Corporate division serves businesses with annual sales in excess of US$30 million. Fees from our traditional banking and consumer finance divisions remained relatively flat quarter-on-quarter.

The rise in fee based revenue from our Mutual Fund Management and Securities brokerage areas is mainly due to higher intermediation fee revenue from securities brokerage services, revenues from our mutual fund business and a decrease in fees paid for intermediation and other various expense items. We have increased our average assets under management from Ch$341 billion in the first quarter of 2009 to Ch$454 billion in the second quarter of 2009. This is a substantial increase when compared to the final quarter of 2008 where our assets under management had slid to an average of Ch$260 billion from Ch$378 billion in the second quarter of that year. This reduction was due to divestments in funds by customers and the overall decrease in value of these assets as a result of the volatile fourth quarter financial markets.

The quarter-on-quarter increase from insurance brokerage fees is mainly related to seasonal effects related to the annual renewal of insurance agreements for leased assets.

Financial Advisory Services decreased fee revenues on a quarter-on-quarter basis by 54.2%. This decrease is mainly due to a lower amount of billed and completed projects during the second quarter of 2009 as compared to the prior quarter. Fees from financial advisory services are recognized on a completed contract basis.

Trading and investment income - Net Foreign exchange gains and losses

Trading and investment income primarily includes the results from our trading portfolio financial assets (interest, marked-to-market adjustments, gains and losses from sales), gains and losses from our derivative trading portfolio, and gains and losses from sales financial investments available-for-sale.

Net foreign exchange gains and losses include both the results of foreign exchange transactions as well as the recognition of the effect of exchange rate fluctuations on assets and liabilities stated in foreign currencies and loans and deposits in Chilean pesos indexed to foreign currencies.

Derivatives and financial instruments that may provide effective economic hedges for managing risk positions are generally treated and reported as trading.

The following table is a summary of our trading and investment income and net foreign exchange gains and losses for the three-month periods ending March 31 and June 30, 2009, expressed in millions of Chilean nominal pesos:

	For the three month period ended,
	Mar-09	Jun-09	Change
Trading and investment income:
Trading instruments	2,153	(1,764)	(3,917)
Derivatives held-for-trading	(11,823)	(13,604)	(1,781)
Available-for-sale investments and other	25,913	1,548	(24,365)
Total trading and investment income	16,243	(13,820)	(30,063)

Net foreign exchange transactions	16,820	18,449	1,629

Net gains (losses) from treasury business	33,063	4,629	(28,434)

Income from our treasury business during the second quarter of 2009 decreased by Ch$28.4 billion when compared to the prior quarter. This decrease is mainly due to higher proceeds we received during the first quarter of 2009 from the sale of available-for-sale instruments. During the second semester of 2008, among other strategies, we began accumulating available-for-sale mid-term portfolio assets as we foresaw and sought to capitalize on the expected decrease in the monetary rate. During this time, the monetary rate dropped from 8.25% in December 31, 2008 to 2.25% in March 31, 2009 and subsequently to 0.75% in June 2009. For more information see section III Financial Condition “Financial investments”.

Provision for loan losses

The following table provides information relating to the composition of our provisions for loan losses for the three-month periods ending March 31 and June 30, 2009, expressed in millions of Chilean nominal pesos:

	For the three month period ended,
	Mar-09	Jun-09	Change
Commercial, net	(11,728)	(4,123)	7,605
Mortgage, net	(326)	(587)	(261)
Consumer, net	(13,110)	(8,494)	4,616
Net change to income	(25,164)	(13,204)	11,960

Our provision for loan losses during the second quarter of 2009 amounted to Ch$13.2 billion, a decrease of Ch$12.0 billion when compared to the prior quarter.

The change in provisions for loan losses from commercial loans was mainly related to the higher allowances recorded during the first quarter of 2009 as a result of the Chilean salmon industry which has been distressed due to factors outside of the current economic crisis.

The decrease in provision expenses in consumer loans is related to both our consumer finance and our traditional retail portfolios which have reduced and stabilized credit risk provisions during this quarter. This change is the outcome of our stricter credit risk provisions and approval requirements that were put in place during the prior years.

Operating expenses

The following table provides comparative information relating to our operating expenses for the three-month periods ending March 31 and June 30, 2009, expressed in millions of Chilean nominal pesos:

	For the three month period ended,
	Mar-09	Jun-09	Change
Personnel salaries and expenses	15,542	16,497	955
Administrative and other expenses	11,068	12,158	1,090
Depreciation, amortization and impairment	1,536	1,482	(54)
Other operating expenses	3,043	2,711	(332)
Total operating expenses	31,189	32,848	1,659

Our total operating expenses increased during the second quarter of 2009 by 5.3% when compared to the last quarter. Personnel salaries and expenses increased by Ch$1.0 billion pesos, or 6.1% quarter-on-quarter and Administrative and other expenses increased by Ch$1.1 billion, or 9.8% quarter-on-quarter. These increases are mainly related to accumulated expenses related to the opening of the New York Branch in May 2009 and other administrative expenses.

As part of our strategy, we continue to maintain our efficiency leadership through our cost control culture and our state of the art technology. Our consolidated efficiency ratio (operating expenses / operating revenues) for the 1Q09 and 2Q09 was 43.0% and 46.2%, respectively.

Price-level restatement

Until January 1, 2009, the consolidated financial statements were prepared on the basis of general price-level accounting in order to reflect the effect of changes in the purchasing power of the Chilean peso during the year. The general price-level restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and were based on the “prior month rule”, in which the inflation adjustments at any balance sheet date were based on the consumer price index at the close of the preceding month. Beginning January 1, 2009, the bank began to apply IFRS, under these accounting rules the bank no longer applies inflation accounting.

III) Financial Condition

Loan portfolio

Our total loan portfolio (excluding loans and receivables to banks) totalled Ch$4,707 billion as of June 30, 2009, representing an increase of 3.8% when compared to the prior quarter. Our loan market share as of June 30, 2009 was 7.1%.

The following table provides comparative information related to our loan portfolio for the quarters ended March 31, and June 30, 2009, expressed in millions of Chilean nominal pesos:

	Mar-09	Jun-09	Change
Wholesale	3,719,207	3,520,409	(198,798)
Commercial	2,945,180	2,862,386	(82,794)
Foreign trade	410,732	304,788	(105,944)
Leasing and Factoring	363,295	353,235	(10,060)
Retail	1,172,404	1,186,846	14,442
Consumer	482,007	456,903	(25,104)
Housing mortgages	690,397	729,943	39,546
Total loans	4,891,611	4,707,255	(184,356)

As of January 2008, contingent credits are no longer presented on the balance sheet as loans and receivables to customers. As of March 31, 2009 and June 30, 2009 we had Ch$347 billion, and Ch$352 billion in contingent credits which mainly consist of open and unused letters of credit together with guarantees granted by the Bank in pesos, UF and foreign currencies (principally U.S. dollars). Our market share in this product as of March 31, 2009 was 6.9%.

On a quarter-on-quarter basis our wholesale portfolio decreased by 5.3%. This decrease is due to the current economic slowdown and the devaluation of the US dollar against the Chilean peso. Loans denominated in foreign currencies represent 16% of our wholesale loan book.

Our 1.2% quarter-on-quarter growth in retail loans was due to mortgage loans and partially offset by a decrease in our consumer loan portfolio. This drop in consumer loans was mainly related to our consumer finance portfolio and was caused by our business decision to reduce the risk in this segment by implementing stricter admission and approval requirements. As part of this strategy, we have also reduced the average amount loaned to each customer. Our market share in retail loans as of June 30, 2009 was 4.8%.

Financial investments

Our financial investments totalled Ch$652 billion as of June 30, 2009, representing an increase of 51.5% quarter-on-quarter.

The following table provides comparative summary of our investment portfolio for the periods ended March 31 and June 30, 2009, expressed in millions of Chilean nominal pesos:

	Mar-09	Jun-09	Change
Trading portfolio financial assets	80,243	113,880	33,637
Financial investments available-for-sale	350,166	538,109	187,943
Financial investments held-to-maturity	—	—	—
Total Financial Investments	430,409	651,989	221,580

Our investment portfolio consists of trading and available-for-sale assets. Trading instruments correspond to financial instruments acquired to generate gains from short-term price fluctuations, brokerage margins, or that are included in a portfolio with a pattern of gaining profit in the short-term. Trading instruments are stated at fair value.

Investment instruments are classified in two categories: held-to-maturity investments and instruments available-for-sale. Held-to-maturity investments include only those instruments which the Bank has the capacity and intent to hold until maturity. We currently do not have held-to-maturity investments. All other investment instruments are considered available-for-sale. Investment instruments are initially recognized at cost, which includes transaction costs. Instruments available-for-sale at each subsequent period-end are valued at their fair value according to market prices or based on valuation models. Unrealized gains or losses arising from changes in the fair value are charged or credited to equity accounts.

The quarter-on-quarter increase in our available-for-sale portfolio is mainly due to our strategy to build a profitable mid-term investment portfolio. For more information see section II Financial Performance Review “Trading and investment income – Net Foreign exchange gains and losses”.

Funding strategy

The International and Treasury Division is responsible for providing liquidity, determining the financing structure, managing the investment portfolio and foreign currency positions.

The following table summarizes our funding as of March 31, 2009, and June 30, 2009, in millions of Chilean nominal pesos:

	Mar-09	Jun-09	Change
Checking accounts	235,785	285,661	49,876
Other non-interest bearing deposits	100,729	127,723	26,994
Time deposits and savings accounts	3,197,033	3,113,157	(83,876)
Repurchase agreements	156,136	340,327	184,191
Mortgage bonds	312,094	301,391	(10,703)
Banking Bonds	318,492	312,500	(5,992)
Subordinated Bonds	108,571	152,526	43,955
Domestic borrowings	224,182	143,023	(81,159)
Foreign borrowings	381,981	330,345	(51,636)

Our checking account balance increased by Ch$49.9 billion, or 21.2% quarter-on-quarter. Our current strategy is to increase our retail client base, maintain more profitable customers and improve our balance sheet structure. Our average balance of retail checking accounts during the second quarter of 2009 was Ch$79.6 (Ch$68.8 billion during the first quarter), or a 15.6% nominal increase over the prior quarter. Our commercial client portfolio posted an average balance of Ch$159.0 during the second quarter (Ch$164.0 billion during the first quarter), or a 3.0 % nominal decrease over the last quarter.

Our funding strategy during the quarter was mainly driven by repurchase agreements and a subordinated bonds offering. During March, April and June we placed U.F. 2.330.000 in series V, 25 year subordinated bonds.

Shareholders’ Equity

We are the fifth-largest private bank in Chile, based on our Shareholders’ Equity of Ch$478.2 billion and our loans of Ch$4,707 billion as of June 30, 2009. We have 221,336,558.3 thousand shares outstanding (see section IV Other related information “Share Repurchase Program” for further details regarding our share repurchase program), a market capitalization of Ch$690.3 billion (based on a share price of Ch$3.12 pesos per share). During the first quarter of 2009, we paid dividends totalling 100% of 2008 net income.

IV) Other related information

Dividend Distribution Policy

As a result of the recent financial reporting changes due to the implementation of International Financial Accounting Standards (IFRS) in Chile, the Bank during the 2009 General Shareholders meeting adopted as a dividend policy the distribution of at least 50% of each fiscal year net income, calculated as total net income for the period less an amount which maintains capital constant in real terms.

New York Branch Office

On October 22, 2008, the Federal Reserve Board granted the Bank authorization to establish a Branch in the City of New York, United States of America. On October 24, 2008, the Office of the Comptroller of the Currency (OCC) granted the Bank the respective authorization to open a Branch in the City of New York, United States of America. In May 2009, the branch was officially open for business.

Share Repurchase Program

On April 15, 2008, at an extraordinary shareholders’ meeting, our shareholders approved a program for CorpBanca to purchase shares issued by us, or the Share Repurchase Program, to be purchased in the local Chilean market through one or more tender offers in accordance with article 198-5 of the Securities Market Law. The purpose of the Share Repurchase Program is to invest and trade our own shares depending on share price fluctuations experienced throughout the duration of the Program. The main terms and conditions of the Share Repurchase Program are set forth as follows:

•

The maximum percentage of shares to be repurchased will be equivalent to 5% of the shares issued and paid and outstanding, or up to 11,345,464,528 shares. Shares may only be repurchased for up to the amount of retained earnings.

•	The minimum repurchase price to be paid for the shares will be Ch$2.90 per share and the maximum repurchase price will be Ch$3.05 per share.

•	The Share Repurchase Program will have a term of three years beginning on April 15, 2008.

•	Shares repurchased must be sold within 24 months of acquisition. Any shares not resold during this time frame will be cancelled, resulting in a reduction of paid-in capital.

•	If shares are resold, shareholders have a preemptive right to acquire the repurchased shares.

•	Repurchased shares, although registered in our name, do not have voting or dividend rights.

On April 22, 2008, our Board of Directors, acting as authorized by our shareholders at the extraordinary shareholders’ meeting held on April 15, 2008, agreed to the following:

•	To set the repurchase price of the shares at Ch$3.03 per share.

•	That the number of shares to be offered in the Share Repurchase Program will be 5,672,732,264 shares, which represent 2.5% of our total issued and outstanding shares.

•

The share acquisition process will be carried out in accordance with the terms and conditions approved by the Shareholders at the extraordinary shareholders’ meeting through one or more tender offers (Ofertas Públicas de Adquisicion de Acciones) in accordance with article 198-5 of the Securities Market Law, and Circular No. 1,514 of the Superintendency of Securities and Insurance and applicable law in the Securities Exchange of the Santiago Stock Exchange, through the System of Firm Block Offers (Sistema de Ofertas a Firme en Bloque).

•	The offer commenced on April 30, 2008, for a period of 30 days.

•	The tender offer expired on May 29, 2008, and 6,849,927,252 shares were tendered.

•	As acceptance orders were received for more shares than the number of shares offered to be purchased, in accordance with the conditions of the offer, a pro rata factor of 0.828144892 was applied.

•	The total number of shares repurchased and held as treasury stock was 5,672,732,264, reducing our total shares outstanding to 221,236,558,313.

CorpBanca’s Conference Call on Second Quarter 2009 Results

You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call on Thursday, August 6th, 2009 to discuss the Second Quarter 2009 Results and respond to investor questions.

Time:	11:30 am (Santiago, Chile)
11:30 am New York
16:30 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Sergio Benavente, Chief Financial Officer

You should dial in 10 minutes prior to the commencement of the call.

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Thursday, August 9, 2009.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “SECOND QUARTER 2009 FINANCIAL RESULTS WEBCAST”. The webcast will also be available on the company’s website at www.corpbanca.cl. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:

Instant Replay Number	U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number	OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number	U.K.:	0800 953 1533	Access Code: 2339939#

Consolidated Statements of Income (unaudited)

	For the three months ended,
(Expressed in millions of Chilean nominal pesos)	Mar-09	Jun-09
OPERATING INCOME
Interest revenue	62,108	89,642
Interest expense	(33,666)	(36,420)
Net interest revenue	28,442	53,222
Fees and income from services, net	9,335	12,042
Trading and investment income, net	16,243	(13,819)
Foreign exchange gains (losses), net	16,820	18,448
Other operating revenue	1,640	1,165
Operating revenues	72,480	71,058

Provisions for loan losses	(25,164)	(13,204)

Net operating revenues	47,316	57,854

Personnel salaries expenses	(15,542)	(16,497)
Administration expenses	(11,068)	(12,158)
Depreciation, amortization and impairment	(1,536)	(1,482)
Other operating expenses	(3,043)	(2,711)

Net operating income	16,127	25,006

Income attributable to investments in other companies	96	19
Net loss from price-level restatement	—	—

Income before income taxes	16,223	25,025
Income taxes	(2,489)	(4,165)
Net income	13,734	20,860

Consolidated Balance Sheets (unaudited)

(Expressed in millions of Chilean nominal pesos)	Mar-09	Jun-09
Assets
Cash and due from banks	77,724	122,912
Items in course of collection	202,951	102,264
Trading portfolio financial assets	80,243	113,880
Financial investments available-for-sale	350,166	538,109
Financial investments held-to-maturity	—	—
Investments purchased under agreements to resell	32,727	34,033
Derivative financial instruments	135,751	114,172
Loans and receivables to banks	19,069	13,305
Loans and receivables to customers	4,891,610	4,707,255
Allowance for loan losses	(85,900)	(87,178)

Loans and receivables to customers, net	4,805,710	4,620,077
Investments in other companies	2,087	4,146
Intangibles	12,581	12,813
Premises and equipment, net	51,297	53,216
Current income tax provision	442	249
Deferred income taxes	16,009	18,397
Other assets	80,560	101,559
Total assets	5,867,317	5,849,132

Liabilities
Current accounts and demand deposits	336,514	413,384
Items in course of collection	185,237	75,109
Investments sold under agreements to resell	156,136	340,327
Time deposits and saving accounts	3,197,033	3,113,157
Derivative financial instruments	129,593	110,598
Borrowings from financial institutions	560,803	443,951
Debt issued	739,157	766,417
Other financial obligations	45,360	29,417
Current income tax provision	81	1,643
Deferred income taxes	14,171	16,090
Provisions	15,857	27,632
Other liabilities	16,463	33,228
Total liabilities	5,396,405	5,370,953

Shareholders’ Equity:
Capital	324,039	324,039
Reserves	12,710	14,156
Valuation gains (losses)	118	(4,491)
Retained earnings:
Retained earnings from previous periods	127,178	127,178
Income for the period	13,734	34,594
Less: Accrual for mandatory dividends	(6,867)	(17,297)
Minority Interest	—	—
Total Shareholders’ Equity	470,912	478,179
Total liabilities and shareholders’ equity	5,867,317	5,849,132

Selected Performance Ratios (unaudited)

	As of or for the three month period ended
	Mar-09	Jun-09
Solvency indicators
Basle index	10.89%	12.35%
Shareholders’ equity / total assets	8.03%	8.18%
Shareholders’ equity / total liabilities	8.73%	8.90%

Credit quality ratios
Risk index (allowances / total loans )	1.76%	1.85%
Provisions for loan losses / total loans(1)	2.06%	1.12%
Provisions for loan losses / total assets(1)	1.72%	0.90%
Provisions for loan losses / operating revenues	34.7%	18.58%
Provisions for loan losses / net income	183.2%	63.30%

Profitability ratios
Net interest revenue / interest-earning assets(1)(2)	2.15%	4.02%
Total operating revenue / total assets(1)	4.94%	4.86%
Total operating revenue / interest-earning assets(1)(2)	5.48%	5.37%
ROA (before taxes), over total assets(1)	1.11%	1.71%
ROA (before taxes), over interest-earning assets(1)(2)	1.23%	1.89%
ROE (before taxes)(1)	13.8%	20.93%
ROA, over total assets(1)	0.94%	1.43%
ROA, over interest-earning assets(1)(2)	1.04%	1.58%
ROE(1)	11.67%	17.45%

Efficiency ratios
Operating expenses / total assets(1)	2.13%	2.25%
Operating expenses/ total loans(1)	2.55%	2.79%
Operating expenses / gross operating income	43.0%	46.23%

Earnings
Diluted earnings per share before taxes (Chilean pesos per share)	0.0733	0.1131
Diluted earnings per ADR before taxes (U.S. dollars per ADR)	0.6266	1.0594
Diluted earnings per share (Chilean pesos per share)	0.0621	0.0943
Diluted earnings per ADR (U.S. dollars per ADR)	0.5304	0.8830
Total shares outstanding (thousands)(	221,236,558.3	221,236,558.30
Exchange rate for US$1	585.16	533.88

(1)	Annualized figures
(2)	Interest-earning assets include loans and receivables to customers and banks, financial investments available-for-sale, and investments purchased under agreements to resell

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Corp Banca concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release and Corp Banca does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

CONTACTS:

Pablo Mejia Ricci, CGA

Head of Investor Relations, CorpBanca

Santiago, Chile

Tel: (562) 660-2342

investorrelations@corpbanca.cl

Nicolas Bornozis

President, Capital Link

New York, USA

Tel: (212) 661-7566

nbornozis@capitallink.com